UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                   For Period Ended: June 30, 2001

                   [ ]      Transition Report on Form 10-K
                   [ ]      Transition Report on Form 20-F
                   [ ]      Transition Report on Form 11-K
                   [ ]      Transition Report on Form 10-Q
                   [ ]      Transition Report on Form N-SAR
                   For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Ridgewood Hotels, Inc.
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Full Name of Registrant

Former Name if Applicable:

1106 Highway 124
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Address of Principal Executive Office (STREET AND NUMBER)

Hoschton, Georgia  30548
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City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-KSB,  Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the  subject  quarterly  report of transition  report on Form  10-QSB,  or portion  thereof  will be
               filed  on  or  before  the  fifth   calendar  day  following  the
               prescribed due date; and

[_]       (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended June 30, 2001 (the "Quarterly Report") because due to the additional time and resources required to consolidate the financial statements of the Registrant's hotel property located in Louisville, Kentucky (the "Hotel") into the Registrant's financial statements, the Registrant and its financial advisors have not been able to complete the Quarterly Report. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Peter Conboy                     770                         867-9497
    ----------------             --------------            ---------------------
      (Name)                      (Area Code)                (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
     [_] Yes  [X] No

     The Registrant has not filed by amendment to its Current Report on Form 8-K filed July 1, 2001, the financial statements set forth in Item 7(a) and 7(b)(i) of such Report but expects to do so on or before August 31, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a significant change in results of operations for the quarter ended June 30, 2001 as compared to the corresponding quarter ended June 30, 2000 may occur as a result of the Company's sale of its hotel property in Longwood, Florida on May 31, 2000 which resulted in the Company realizing a non-recurring before tax profit of approximately $2,856,000 on the sale of the property in the quarter ended June 30, 2000.




                                    SIGNATURE

     Ridgewood Hotels, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    August 14, 2001

                                          By: /s/ Peter Conboy
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                                              Peter Conboy
                                              Director of Finance and Accounting


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